EXHIBIT 99.1

B COMMUNICATIONS ANNOUNCES SUCCESSFUL INSTITUTIONAL TENDER RESULTS

Ramat Gan, Israel, September 20, 2010 – B Communications Ltd. (Nasdaq: BCOM) today announced that pursuant to its Shelf Prospectus dated September 1, 2010, the Company has successfully completed today the institutional stage of its Series B Debentures offering in Israel.

The Company has received early commitments from institutional investors for the purchase of the Series B Debentures in an aggregate principal amount of NIS 330,206,000 (the "Early Commitments"), with an interest rate of no more than 6.5% per annum. In consideration for their providing early commitments, the institutional investors will receive an early commitment fee of 0.65% of the Early Commitments.

The public tender for the Series B Debentures is expected to be held on September 21, 2010, subject to TASE approval to the Company's Supplemental Shelf Offering Report.

The final pricing information relating to the proposed public offering is as follows:

Series B Debentures in an aggregate principal amount of up to NIS 400,000,000 (approximately $107 million), payable in 4 equal annual installments on March 31 of each of the years 2016 through 2019, bearing a fixed annual interest rate to be set in a public tender (which will not exceed 6.5% per annum), payable semi-annually on March 31 and on September 30 of each of the years 2011 through 2019 (the first interest payment will be made on March 31, 2011, and the last interest payment will be made on March 31, 2019). The Series B Debentures are NIS denominated and are not linked to the Israeli Consumer Price Index.

As previously reported, and subject to TASE approval the Series B Debentures will be listed for trading on the TASE. On September 1, 2010, Midroog Ltd., an Israeli rating agency, announced that it assigned its "A2" rating (local scale) to unsecured debentures to be issued by the Company, which include the Series B Debentures.

The Series B Debentures, if offered, will be offered in Israel only, and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series B Debentures.

About B Communications Ltd.

B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) is a holding company with a single asset: the controlling interest (approximately 30.41%) in Bezeq (www.bezeq.co.il), Israel’s incumbent telecommunications provider. Bezeq is the leading player in the majority of Israel’s telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors. B Communications is a subsidiary of Internet Gold (approximately 76.62%-owned) (NASDAQ Global Market and TASE: IGLD) and is part of the Eurocom Group. For more information, please visit the following Internet sites:

www.eurocom.co.il     http://igld.com

www.bcommunications.co.il/    www.ir.bezeq.co.il/

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’s filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay – IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620